Exhibit 17.1

Grand River Commerce, Inc.	September 25, 2010

Robert Bilotti, Chairman & CEO

4471 Wilson SW

Grandville, MI 49418

Dear Mr. Bilotti

This letter constitutes my resignation from the board of directors of both Grand River Commerce, Inc. and Grand River Bank. As I am no longer able to provide my unequivocal support for management, it is appropriate that I no longer serve. I appreciate your efforts on my behalf in the past and the ongoing efforts of the bank’s fine board of directors on behalf of the bank.

Sincerely

Lawrence B. Fitch